Annual General Stockholders’ Meeting Final summarized voting map According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions for each item of the matters submitted for resolution at its Annual General Stockholders’ Meeting held on April 17, 2025, 10:00 a.m exclusively held online, is presented below: Item Description Candidates Voting Number of shares % over total voting Approve 50,027,510,41 99,99% Reject 48,716 0,00% Abstain 434,443 0,01% Approve 5,027,383,825 99,99% Reject 1,191 0,00% Abstain 608,684 0,01% Approve 5,027,889,563 100,00% Reject 262 0,00% Abstain 103,875 0,00% Approve 5,026,925,783 99,98% 4 Reject 747,862 0,01% Abstain 320,055 0,01% Approve 5,024,304,165 99,93% Reject 3,380,331 0,07% Abstain 309,204 0,01% Approve 5,024,259,785 99,93% Reject 3,433,758 0,07% Abstain 300,157 0,01% Approve 5,026,821,099 99,98% Reject 870,479 0,02% Abstain 302,122 0,00% Election of vice-chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for vice-chairman of the board of directors. 3 Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholdersmeetings/ Establish the number of members that will compose the Board of Directors at thirteen (13): Pedro Moreira Salles (Copresidente) Roberto Egydio Setubal (Copresidente) Ricardo Villela Marino (Vicepresidente) 6 Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors. 7 Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors. 8 1 Take cognizance of the Management Report and the Independent Auditor’s Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committee’s Report and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes: 2 Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit: Annual General Stockholders’ Meeting Approve5,022,396,23499,89%Reject4,963,5290,10%Abstain633,9370,01%Approve5,025,227,16599,94%Reject2,122,0060,04%Abstain644,5290,01%Approve5,023,495,44299,91%Reject3,863,7310,08%Abstain634,5270,01%Approve5,027,319,66799,99%Reject27,5260,00%Abstain646,5070,01%Approve5,023,924,38999,92%Reject3,423,7510,07%Abstain645,5600,01%Approve5,025,219,78199,94%Reject2,128,4450,04%Abstain645,4740,01%Approve5,025,774,65199,96%Reject1,573,5300,03%Abstain645,5190,01%Approve5,026,271,48099,97%Reject1,078,3770,02%Abstain643,8430,01%Approve5,027,321,40699,99%Reject26,7800,00%Abstain645,5140,01%Approve5.027.175.62999,98%Reject172.5600,00%Abstain645.5110,01%Approve4,993,855,62899,32%Reject33,405,3430,66%Abstain732,7290,01%Approve5,026,859,37599,98%Reject2,9430,00%Abstain1,131,3820,02%Approve5,026,858,56899,98%Reject4,6340,00%Abstain1,130,4980,02%15Electionofthefiscalcouncilbycandidate-Totalmemberstobeelected:2.Nominationofcandidatestothefiscalcouncil(theshareholdermaynominateas many candidates as there are seats to be filled in the general election).Gilberto Frussa (efetivo) / João Costa (suplente)Eduardo Hiroyuki Miyaki (efetivo) / Leni Bernadete Torres da Silva Sansiviero (Suplente)12Resolve upon the independence of the members classified as independent membersJoão Moreira SallesPedro Luiz Bodin de Moraes (Conselheiro Independente)Alfredo Egydio SetubalPaulo Antunes Veras (Conselheiro Independente)Cesar Nivaldo Gon(Conselheiro Independente)Ana Lúcia de Mattos Barretto VillelaCandido Botelho Bracher (Conselheiro Independente)Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)Fabricio Bloisi Rocha(Conselheiro Independente)Marcos Marinho Lutz (Conselheiro Independente)9Electionoftheboardofdirectorsbycandidate-Totalmemberstobeelected:10.Nominationofcandidatestotheboardofdirectors(theshareholdercannominateasmanycandidatesasthenumbersofvacanciestobefilledinthegeneralelection.Thevotesindicatedinthisfiledwillbedisregardediftheshareholderwithvotingrightsalsofillsinthefieldspresentintheseparateelectionofamemberoftheboardofdirectorsandtheseparateelectionreferred to in these fields takes place). Annual General Stockholders’ Meeting São Paulo-SP, April 17, 2025. Gustavo Lopes Rodrigues Investor Relations Officer Approve2,667,871,53699,38%Reject2,386,6860,09%Abstain14,205,5940,53%Approve5,022,456,52699,89%Reject5,176,4040,10%Abstain360,7700,01%Approve5,024,981,26199,94%Reject159,2490,00%Abstain2,853,1900,06%17ResolveupontheamountallocatedtotheoverallcompensationofthemembersoftheBoardofOfficersandBoardofDirectorsinthetotalamountof eight hundred and twelve million Brazilian reais (R$812,000,000.00):Marcelo Maia Tavares de Araújo (Efetivo) / Cristina Fontes Doherty (Suplente)16Separateelectionofthefiscalcouncil-Preferredshares.Nominationofcandidatestothefiscalcoucnilbyshareholderswithnon-votingpreferredshares or restricted voting rights.18ResolveupontheindividualmonthlycompensationofR$22,000.00totheeffectivemembersandofR$9,000.00tothealternatemembersoftheFiscalCouncil: